Management's Discussion and Analysis

For the three and nine months ended September 30, 2026

(expressed in thousands of Canadian dollars, except as noted)

NexGen Energy Ltd. Management’s Discussion and Analysis for the three and nine months ended September 30, 2026
(expressed in thousands of Canadian dollars, except as noted)

This Management's Discussion and Analysis ("MD&A") was prepared as of November 9, 2026, and provides an analysis of the financial and operating results of NexGen Energy Ltd. ("NexGen" or the "Company") for the three and nine months ended September 30, 2026. Additional information regarding NexGen, including its Annual Information Form for the year ended December 31, 2025, as well as other information filed with the Canadian, US, and Australian securities regulatory authorities, is available under the Company's profile on SEDAR+ at www.sedarplus.ca, on the Electronic Data Gathering, Analysis, and Retrieval ("EDGAR") system at www.sec.gov, and on the website of the Australian Securities Exchange ("ASX") at www.asx.com.au. All monetary amounts are in thousands of Canadian dollars unless otherwise specified.

The following discussion and analysis of the financial condition and results of operations of NexGen should be read in conjunction with the Company's unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2026 and September 30, 2025 (the "Interim Statements"), as well as the audited consolidated financial statements for the years ended December 31, 2025 and December 31, 2024 (the "Annual Financial Statements") and the related notes, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards").

Management is responsible for the Interim Statements and this MD&A. The Audit Committee of the Company's Board of Directors (the "Board") reviews and recommends for approval to the Board, who then review and approve, the Interim Statements and this MD&A. This MD&A contains forward-looking information. Please see the section, "Cautionary Note Regarding Forward-Looking Information and Statements" for a discussion of the risks, uncertainties, and assumptions used to develop the Company's forward-looking information.

NexGen Energy Ltd. Management’s Discussion and Analysis for the three and nine months ended September 30, 2026
(expressed in thousands of Canadian dollars, except as noted)

Cautionary Note Regarding Forward-Looking Information And Statements

This MD&A contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information and statements include, but are not limited to, statements with respect to planned exploration and development activities and budgets, the interpretation of drill results and other geological information, mineral reserve and resource estimates (to the extent they involve estimates of the mineralization that will be encountered if a project is developed), requirements for additional capital, capital costs, operating costs, cash flow estimates, production estimates, the future price of uranium and similar statements relating to the economic viability of a project, including the Rook I Project, or other statements that are not statements of facts.

Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events, or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking information and statements are based on NexGen's current expectations, beliefs, assumptions, estimates, and forecasts about its business and the industry and markets in which it operates, which could prove to be significantly incorrect. Forward-looking information and statements are made based upon numerous assumptions, including, among others; that the results of planned exploration and development activities will be as anticipated and on time; the price of uranium; the cost of planned exploration and development activities; that, as plans continue to be refined for the development of the Rook I Project, there will be no changes in project parameters that would materially adversely affect the Project; that financing will be available if and when needed and on reasonable terms; that third-party contractors, equipment, supplies, and governmental and other approvals required to conduct NexGen's planned exploration and development activities will be available on reasonable terms and in a timely manner; that there will be no revocation of, adverse amendments to, or delays in granting government approvals; that general business, economic, competitive, social, and political conditions will not change in a material adverse manner; the assumptions underlying the Company's mineral reserve and resource estimates; assumptions made in the interpretation of drill results and other geological information; the ability to achieve production on the Rook I Project; and other sensitivities, estimates, assumptions, and forecasts, including the Interim Trend Update. Although the assumptions made by the Company in providing forward-looking information or making forward-looking statements were considered reasonable by management at the time they were made, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances, and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, negative operating cash flow and dependence on third-party financing, uncertainty of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, the imprecision of mineral reserve and resource estimates, the price and appeal of alternate sources of energy, sustained low uranium prices, Aboriginal title and consultation issues, development and operational risks, exploration risks, risks related to business readiness and transitioning to an operating mine, climate change, uninsurable risks, reliance upon key management and other personnel, risks related to title to its properties, information security and cyber threats, failure to manage conflicts of interest, failure to obtain or maintain required permits and licences, changes in laws, regulations, and policy, competition for resources, political and regulatory risks, general inflationary pressures, industry and economic factors that may affect the business, market disruptions and geopolitical risks, the potential impact of tariffs and trade restrictions, and other factors discussed or referred to in the Company's most recent Annual Information Form under "Risk Factors" and also in this MD&A under "Other Risk Factors".

NexGen Energy Ltd. Management’s Discussion and Analysis for the three and nine months ended September 30, 2026
(expressed in thousands of Canadian dollars, except as noted)

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or statement or implied by forward-looking information or statements, there may be other factors that cause results not to be as anticipated, estimated, or intended.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated, or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The forward-looking statements and information contained in this MD&A are made as of the date of this MD&A and, accordingly, are subject to change after such date. The Company undertakes no obligation to update or reissue forward-looking information or statements as a result of new information or events except as required by applicable securities laws.

NexGen Energy Ltd. Management’s Discussion and Analysis for the three and nine months ended September 30, 2026
(expressed in thousands of Canadian dollars, except as noted)

Business Overview

NexGen is a British Columbia corporation with a focus on developing the 100% owned Rook I Project (the "Rook I Project" or the "Project"), located in the southwestern Athabasca Basin of Saskatchewan, Canada, into production. The Company's primary focus is the safe, efficient, and disciplined execution of the Rook I Project construction program which began on June 8, 2026. NexGen also owns a portfolio of uranium exploration properties within northwestern Saskatchewan. The Company's team comprises uranium industry professionals with experience in the discovery of uranium deposits and in the development of projects from discovery to production.

The Company's Arrow Deposit is the focus of the Rook I Project and was discovered in February 2014. The Arrow Deposit has Measured and Indicated Mineral Resources totaling 3.75 million tonnes ("Mt") grading 3.10% U3O8 containing 257 million lbs U3O8. The Probable Mineral Reserves were estimated at 240 million lbs U3O8 contained in 4.6Mt grading 2.37% U3O8. See "Rook I FS Technical Report" below.

The Company has also intersected numerous other mineralized zones on trend from Arrow along the Patterson Corridor on the Rook I property which are subject to further exploration before economic potential can be assessed. The Rook I property consists of thirty-two (32) contiguous mineral claims totaling 35,065 hectares.

The Company's common shares (the "Shares") trade on the Toronto Stock Exchange (the "TSX") and the New York Stock Exchange (the "NYSE") under the symbol "NXE", and on the ASX in the form of CHESS Depositary Interests ("CDIs") under the symbol "NXG".

The Company holds an investment in IsoEnergy Ltd. ("IsoEnergy"), which is engaged in the acquisition, exploration and development of uranium properties in Canada, the United States of America and Australia. The Company owns approximately 27.8% of IsoEnergy's outstanding common shares as of September 30, 2026 (December 31, 2025 - 30.0%) and accounts for its investment using the equity method of accounting. IsoEnergy's shares are traded on the TSX and the NYSE American.

Q3 Year-To-Date 2026 Highlights

During the third quarter of 2026, NexGen continued to successfully advance the construction activities at the Rook I Project following the commencement of licensed activities in June 2026. The Company advanced engineering, procurement and site development, including advancing critical path procurement and construction activities highlighted by the award of the shaft-sinking contract, while continuing exploration at Patterson Corridor East ("PCE"). These activities reflect NexGen's planned transition from project development into major construction, with a focus on executing the Rook I Project and continuing to advance its PCE discovery.

Operational

Construction and Site Activities

On March 5, 2026, the Company announced that the Canadian Nuclear Safety Commission ("CNSC") approved NexGen's Environmental Assessment ("EA") and issued a Licence to Prepare Site and Construct (the "Licence") for the Company's 100%-owned, Rook I Project. On May 22, 2026, the CNSC confirmed the Licence conditions required prior to the commencement of construction were satisfied. Licensed construction activities commenced on June 8, 2026. On August 13, 2026, the Company hosted a groundbreaking ceremony for the major construction commencement of the Rook I Project where Indigenous leaders, community partners and international investors as well as Provincial and Federal government officials attended.

On May 16, 2026, the Company successfully commissioned its expanded camp facilities as part of NexGen's 2025 Site Program at the Rook I property, increasing total beds at site to 573 (from 200). The 2025 Site Program also included the establishment of the temporary (i.e., 3,000-foot) exploration airstrip which was commissioned on August 6, 2026.

NexGen Energy Ltd. Management’s Discussion and Analysis for the three and nine months ended September 30, 2026
(expressed in thousands of Canadian dollars, except as noted)

On September 11, 2026, NexGen awarded the shaft sinking contract in line with its critical path schedule following a competitive procurement process and commercial negotiations. The award secured a key critical-path contract and enabled the final detailed engineering to be completed, followed by shaft preparation construction activities which were successfully commenced on September 28, 2026.

Exploration

On January 15, 2026, NexGen announced the commencement of a 42,000-metre exploration drill program focused on testing the extent and growth of mineralization at PCE, together with an inaugural 3,500-metre drill program at the SW3 property.

On April 22, 2026, the Company announced expansion of the high-grade subdomain at PCE and completion of winter drilling, highlighting vertical growth and continuity of high-grade mineralization. On May 7, 2026, final assay results from the 2025 PCE program further demonstrated the extent and continuity of mineralization.

On August 25, 2026, NexGen announced results from the early portion of the 2026 summer drilling program at PCE. Based on these results, a fifth drilling rig was added to the program to further advance exploration. As of September 30, 2026, 28,712 metres had been drilled, with the 42,000-metre program expected to be completed in early December.

Corporate

On January 22, 2026, the Company announced a partnership with the Clearwater River Dene Nation and Métis Nation - Saskatchewan Local 39 to build and operate a 59-room hotel in La Loche, Saskatchewan. The hotel will help meet increased demand for local accommodation due to regional economic growth, including that generated by construction and operations of the Rook I Project. A groundbreaking for the official commencement of site preparations was held on August 13, 2026, where NexGen Chief Executive Officer and Chief Commercial Officer, along with CRDN and MN-S Local 39 leadership, participated.

On September 15, 2026, a holder of the 2023 Debentures (as defined in the Liquidity and Capital Resources section below) elected to convert their US$40 million principal amount into common shares of the Company. This was triggered by the call feature in all the Company's convertible debentures which enable the instrument to be converted on the third anniversary if the share price is 130% of the strike price. The Company issued 5,917,159 common shares relating to the conversion of the principal and 29,844 common shares relating to the accrued and unpaid interest up to the date of conversion. The remainder of the 2023 Debentures totaling US$70 million were converted on October 22, 2026. The Company issued 10,355,029 common shares relating to the conversion of the principal and 86,899 common shares relating to the accrued and unpaid interest up to the date of conversion.

Rook I Project Overview

Permitting, Regulatory, and Engagement

NexGen implemented an integrated approach to the Federal EA and licensing processes for the Project whereby information to support the licence application was submitted to the CNSC in a staged manner commencing in 2019 to ensure alignment between the EA and licensing documentation.

In parallel to conducting the project approvals process, the Company signed Benefit Agreements with each of the impacted primary Indigenous Nations between 2021 and 2023. The Benefit Agreements cover all phases of the Rook I Project, and were developed to define the environmental, cultural, economic, training, employment, business opportunities, and other benefits to be provided to the Indigenous Nations by NexGen. Further, each of the four Benefit Agreements provide and confirm the respective Nation's support for the Project throughout its lifecycle from approval to closure.

NexGen Energy Ltd. Management’s Discussion and Analysis for the three and nine months ended September 30, 2026
(expressed in thousands of Canadian dollars, except as noted)

With EA approval from the Province of Saskatchewan received in November 2023 and receipt of all other necessary Provincial authorizations, the issuance of the Licence on March 5, 2026, marked the final regulatory approval required to initiate full construction of the Project.

Current permitting, regulatory, and engagement activities are focused on maintaining regulatory compliance, securing routine permits and authorizations as required, and continuing proactive engagement with regulators, Indigenous Nations and local communities to support Project execution.

Rook I FS Technical Report

In the first quarter of 2021, NexGen filed an independent feasibility study (the "Rook I FS Technical Report") in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") entitled "Arrow Deposit, Rook I Project, Saskatchewan, NI 43-101 Technical Report on Feasibility Study" dated March 10, 2021, which supported the EA processes and licence application activities. The Rook I FS Technical Report also validated the previous stage engineering and produced an operating and initial capital cost estimate meeting the requirements for a Class 3 estimate as defined by the Association for the Advancement of Cost Engineering ("AACE") International. The Rook I FS Technical Report is based on an initial 10.7-year mine life.

Interim Trend Update for Cost Sensitivities

On August 1, 2024, the Company announced an internally prepared interim trend report for cost sensitivities for the Rook I Project (the "Interim Trend Update"). The Interim Trend Update disclosed an expected increase in pre-production capital costs from approximately C$1.3 billion in the Rook I FS Technical Report to approximately C$2.2 billion. This increase reflects approximately C$310 million in inflationary adjustments since 2020 and approximately C$590 million in incremental capital costs identified through advanced engineering and procurement activities. In addition, the Interim Trend Update included an expected increase in life-of-mine cash operating costs from C$7.58/lb U3O8 (US$5.69/lb) to approximately C$13.86/lb (US$9.98/lb) U3O8. Sustaining capital costs are expected to increase from C$362.4 million (inclusive of closure costs of approximately C$69.5 million) to approximately C$785 million, inclusive of closure costs of approximately C$70 million.

NexGen Energy Ltd. Management’s Discussion and Analysis for the three and nine months ended September 30, 2026
(expressed in thousands of Canadian dollars, except as noted)

Sensitivity of NPV and IRR to Uranium Price

The table below illustrates, for sensitivity purposes only, the impact of uranium price on key economic metrics for the Rook I Project, as presented in the Rook I FS Technical Report (Q4-2020 dollars) and, for comparison, the illustrative impact on such metrics from the cost assumptions in the Interim Trend Update (Q4-2023 dollars):

	Feasibility Study (Q4 2020 Dollars)				Interim Trend Update (Q4 2023 Dollars)
Uranium Price (US$/ lb)	Average Annual Free Cash Flow (Y1-5) (C$ billion)	Payback Period (Years)	IRR (%)	NPV (C$ billion)	Average Annual Free Cash Flow (Y1-5) (C$ billion)	Payback Period (Years)	IRR (%)	NPV (C$ billion)
$100	2.11	0.6	81.6	8.13	2.04	1.0	46.9	6.79
$90	1.90	0.6	76.8	7.20	1.82	1.1	43.4	5.84
$80	1.68	0.7	71.5	6.27	1.61	1.2	39.6	4.89
$70	1.47	0.7	65.8	5.33	1.39	1.3	35.4	3.96
$60	1.25	0.8	59.5	4.40	1.18	1.6	30.7	3.04
$50 (FS Base Case)	1.04	0.9	52.4	3.47	0.97	2.0	25.2	2.10
$40	0.82	1.1	44	2.53	0.76	2.6	18.9	1.19
$30	0.61	1.3	33.8	1.59	0.55	3.8	10.5	0.23

(1) The Base Case from the Rook I FS Technical Report uses a discount rate of 8%. Free Cash Flow represents the after-tax net cash flow from the Project, determined in accordance with the Rook I FS Technical Report. It assumes that 100% of the uranium produced from the Rook I Project can be sold at a long-term price of US$50/lb U3O8 at an exchange rate of C$/US$ of 1.00:0.75.

(2) The Interim Trend Update reflects revised capital and operating cost assumptions for the Rook I Project as of August 1, 2024, including updated estimates for sustaining capital, royalties, and taxes.

(3) As noted in the Rook I FS Technical Report, NPV and IRR are most sensitive to uranium price, head grade, process recovery, and exchange rates. To demonstrate these sensitivities, the Rook I FS Technical Report includes an extended sensitivity analysis (Figures 22-2 and 22-3) illustrating the impact of uranium price fluctuations on project economics. The Interim Trend Update indicates that positive after-tax NPV (8%) is maintained across the range of uranium price scenarios, including at US$30/lb U₃O₈. Readers are cautioned that these sensitivity analyses are provided for illustrative purposes only, may not be appropriate for other uses, and do not represent forecasts of uranium prices or prices at which uranium produced from the Rook I Project can be sold.

Rook I Project Outlook

Following receipt of the Licence on March 5th, 2026, construction of the Rook I Project commenced on June 8, 2026. The Company continues to advance engineering, procurement, site development and construction activities as it successfully progresses the Project materially on schedule, budget and to scope.

During the fourth quarter of 2026, the Company's principal areas of focus include:

• advancing civil preparations for the production and exhaust shafts to enable the commencement of temporary freezing activities and pre-sinking activities in Q1 2027.

• advancing detailed engineering and design to support continued construction execution.

• progressing procurement activities and securing additional major construction contracts, including civil works, concrete and power generation with a focus on proactive and ahead of schedule procurement.

• continuing site development, including completion of the Project airstrip runway to 5,840 feet and installing temporary facilities, utilities, roads and pads.

NexGen Energy Ltd. Management’s Discussion and Analysis for the three and nine months ended September 30, 2026
(expressed in thousands of Canadian dollars, except as noted)

These activities support the continued progression of Rook I Project construction in accordance with the Project execution plan.

Health, Safety, Environment And Community

NexGen places the health and safety of its people as the highest priority in the form of a zero-harm culture and is committed to sustainable development in a safe and responsible manner. NexGen recognizes that the long-term sustainability of its business is dependent upon elite stewardship in the protection of its people, the environment, and the careful management of the exploration, development, and extraction of mineral resources.

Management is focused on optimizing its strong culture of safety, which includes equipping people with the tools, training, and mindset to result in constant safety awareness. NexGen operates a zero-harm workplace, while also recognizing the need for emergency preparedness. The Company has a site-specific emergency response plan and conducts periodic exercises followed by critical analysis that evaluates the response and recommends improvements. This plan is reviewed at least annually. NexGen takes a proactive and long-term approach to risk management that supports investment in the practices needed to be successful and meet commitments.

The Benefit Agreements described under "Rook I Project Overview" include employment and business participation commitments to the Company's Indigenous Nation partners. For the third quarter, residents of Saskatchewan's North were part of NexGen's Rook I site workforce, and four of the five competitively bid Rook I Project construction packages awarded in 2026 to date were secured by partnerships with these Indigenous Nation partners. Further information on the Company's community, training and environmental programs is provided in its annual Sustainability Report, available on the Company's website.

NexGen Energy Ltd. Management’s Discussion and Analysis for the three and nine months ended September 30, 2026
(expressed in thousands of Canadian dollars, except as noted)

Financial Results

Financial results for the three and nine months ended September 30, 2026 and 2025 (Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025

Expenses
Salaries, benefits and directors' fees	$3,004	$2,305	$16,227	$8,000
Office, administrative, and travel	10,533	5,395	24,707	16,425
Professional fees and insurance	3,640	2,662	10,841	8,583
Depreciation	405	558	1,250	1,636
Share-based payments	30,128	11,066	46,516	18,545
	(47,710)	(21,986)	(99,541)	(53,189)
Finance income	5,709	2,912	20,229	10,502
Mark-to-market gain (loss) on convertible debentures	25,579	(95,237)	(6,854)	(79,980)
Interest expense on convertible debentures	(7,991)	(11,158)	(27,182)	(34,443)
Interest on lease liabilities and accretion expense	(113)	(105)	(356)	(184)
Share of net income (loss) from associate	2,113	36	(304)	1,125
Gain (loss) on dilution of ownership interest in associate	47	(3,508)	6,080	(11,469)
Impairment loss on investment in associate	-	-	-	(81,009)
Mark-to-market gain (loss) on derivative instruments	202	1,488	2,553	(1,536)
Foreign exchange gain (loss)	(226)	644	(194)	(1,399)
Loss before taxes	(22,390)	(126,914)	(105,569)	(251,582)
Deferred income tax recovery (expense)	125	(2,306)	1,818	(15,265)
Net loss	(22,265)	(129,220)	(103,751)	(266,847)
Basic loss per share	$(0.03)	$(0.23)	$(0.16)	$(0.47)
Diluted loss per share	$(0.06)	$(0.23)	$(0.16)	$(0.47)

Three months ended September 30, 2026 compared to three months ended September 30, 2025

During the three months ended September 30, 2026 (the "Current Quarter"), NexGen recorded a net loss of $22.3 million or $(0.03) basic loss per share compared to the three months ended September 30, 2025 (the "Comparative Quarter") with a net loss of $129.2 million or $(0.23) basic loss per share representing a decrease in net loss of $106.9 million over the Comparative Quarter. The result was primarily due to the following:

• Non-cash mark-to-market gain (loss) on convertible debentures increased by $120.8 million from a mark-to-market loss of $95.2 million in the Comparative Quarter to a mark-to-market gain of $25.6 million in the Current Quarter. The gain is primarily due to the volatility in the Company's share price, affecting the valuation inputs.

• Interest expense on convertible debentures decreased by $3.2 million from $11.2 million in the Comparative Quarter to $8.0 million in the Current Quarter primarily due to the capitalization of interest in the Current Quarter and the interest relating to the US$40 million principal of the 2023 Debentures that was converted was only accrued until the conversion date on September 15, 2026.

NexGen Energy Ltd. Management’s Discussion and Analysis for the three and nine months ended September 30, 2026
(expressed in thousands of Canadian dollars, except as noted)

• Non-cash share-based payments increased by $19.0 million from $11.1 million during the Comparative Quarter to $30.1 million during the Current Quarter. The increase is primarily due to a higher number of options granted in 2026 than in 2025 commensurate with the increase in construction activities, resulting in higher vesting in the Current Quarter than the Comparative Quarter. The Company uses the Black-Scholes option pricing model to estimate the fair value of options in order to calculate share-based payments expense resulting in non-cash expenses.

• Salaries, benefits, and directors' fees increased by $0.7 million from $2.3 million in the Comparative Quarter to $3.0 million in the Current Quarter primarily due to an increase in the number of employees in line with the commencement of construction of the Rook I Project and increased operations.

• Office, administrative, and travel increased by $5.1 million from $5.4 million in the Comparative Quarter to $10.5 million in the Current Quarter due to an increase in project execution support team build out costs and marketing.

• Non-cash mark-to-market gain on derivative instruments of $0.2 million in the Current Quarter is due to the strengthening of the USD against the CAD foreign exchange rate forward curve.

• Professional fees and insurance increased by $0.9 million from $2.7 million in the Comparative Quarter to $3.6 million in the Current Quarter due to an increase in normal course fluctuations in corporate development and marketing activities over the Comparative Quarter.

• Non-cash share of net income (loss) from associate of $2.1 million income is due to the recognition of the Company's share of IsoEnergy's net income for the Current Quarter. This compares to income of less than $0.1 million in the Comparative Quarter, and correlates directly with IsoEnergy's quarterly net income.

• Non-cash gain (loss) on dilution of ownership interest in associate during the Current Quarter of less than $0.1 million is due to the reduction of NexGen's holding in IsoEnergy during the Current Period, from 30.0% as at December 31, 2025, to 27.8% as at September 30, 2026.

• Foreign exchange gain (loss) relates primarily to the US dollar denominated cash balances, and decreased by $0.8 million from a gain of $0.6 million in the Comparative Quarter to a loss of $0.2 million in the Current Quarter. This is consistent with the movement in the CAD/USD foreign exchange rate and due to a lower US denominated cash balance in the Current Quarter.

• Finance income increased by $2.8 million due to a higher average cash balance of $661.7 million during the Current Quarter compared to an average cash balance of $338.8 million during the Comparative Quarter, resulting from the 2025 Global Offering ("Global Offering") that closed in Q4 2025.

• Non-cash deferred income tax recovery (expense) increased by $2.4 million from an expense of $2.3 million in the Comparative Quarter to a recovery of $0.1 million in the Current Quarter due to the tax impact associated with changes in the fair value of the Debentures attributable to changes in credit risk.

Nine months ended September 30, 2026 compared to nine months ended September 30, 2025

During the nine months ended September 30, 2026 (the "Current Period"), NexGen recorded a net loss of $103.8 million or $0.16 basic loss per share compared to the nine months ended September 30, 2025 (the "Comparative Period") with a net loss of $266.8 million or $0.47 basic loss per share representing a decrease in net loss of $163.0 million over the Comparative Period. The result was primarily due to the following:

• Non-cash mark-to-market gain (loss) on convertible debentures decreased by $73.1 million from a mark-to-market loss of $80.0 million in the Comparative Period to a mark-to-market loss of $6.9 million in the Current Period. The loss is primarily due to the volatility in the Company's share price, affecting the valuation inputs.

NexGen Energy Ltd. Management’s Discussion and Analysis for the three and nine months ended September 30, 2026
(expressed in thousands of Canadian dollars, except as noted)

• Interest expense on convertible debentures decreased by $7.2 million from $34.4 million in the Comparative Period to $27.2 million in the Current Period due to the capitalization of interest since Q2 2026.

• Non-cash share-based payments increased by $28.0 million from $18.5 million during the Comparative Period to $46.5 million during the Current Period. The increase is primarily due to a higher number of options granted in 2026 than in 2025 in line with the growth in the number of employees as the Company expands operations, resulting in higher vesting in the Current Period than the Comparative Period. The Company uses the Black-Scholes option pricing model to estimate the fair value of options in order to calculate share-based payments expense resulting in non-cash expenses.

• Salaries, benefits, and directors' fees increased by $8.2 million from $8.0 million in the Comparative Period to $16.2 million in the Current Period primarily due to increased compensation related to one-off long-term incentive awards related to the commencement of licensed construction activities at the Rook I Project.

• Office, administrative, and travel increased by $8.3 million from $16.4 million in the Comparative Period to $24.7 million in the Current Period due to an increase in project execution support team build out costs and marketing.

• Non-cash mark-to-market gain on derivative instruments of $2.6 million in the Current Period is due to the strengthening of the USD against the CAD foreign exchange rate forward curve.

• Professional fees and insurance increased by $2.2 million from $8.6 million in the Comparative Period to $10.8 million in the Current Period due to an increase in normal course fluctuations in corporate development and marketing activities over the Comparative Period.

• Non-cash share of net income (loss) from associate of $0.3 million loss is due to the recognition of the Company's share of IsoEnergy's net loss for the Current Period. This compares to income of $1.1 million in the Comparative Period, and correlates directly with IsoEnergy's net income in the period.

• Non-cash gain (loss) on dilution of ownership interest in associate during the Current Period of a $6.1 million gain is due to the reduction of NexGen's holding in IsoEnergy during the Current Period, from 30.0% as at December 31, 2025 to 27.8%, as at September 30, 2026.

• Foreign exchange gain (loss) relates primarily to the US dollar denominated cash balances, and improved by $1.2 million from a loss of $1.4 million in the Comparative Period to a loss of $0.2 million in the Current Period. This is consistent with the movement in the CAD/USD foreign exchange rate and due to a lower US denominated cash balance in the Current Period.

• Finance income increased by $9.7 million due to a higher average cash balance of $684.9 million during the Current Period compared to an average cash balance of $391.3 million during the Comparative Period, resulting from the Global Offering that closed in Q4 2025.

• Non-cash deferred income tax recovery (expense) increased by $17.1 million from an expense of $15.3 million in the Comparative Period to a recovery of $1.8 million in the Current Period due to the tax impact associated with changes in the fair value of the Debentures attributable to changes in credit risk.

NexGen Energy Ltd. Management’s Discussion and Analysis for the three and nine months ended September 30, 2026
(expressed in thousands of Canadian dollars, except as noted)

Financial Position Summary

Statement of financial position summary as at September 30, 2026 and December 31, 2025

	September 30, 2026	December 31, 2025
Assets
Current assets
Cash	$567,172	$802,578
Short-term investments	254,398	321,084
Amounts receivable	5,926	2,232
Prepaid expenses and other assets	9,856	21,732
Derivative asset	201	-
	837,553	1,147,626
Non-current assets
Exploration and evaluation assets	161,796	812,270
Mineral property, plant and equipment	979,026	7,565
Investment in associate	181,010	153,845
Strategic inventory	341,150	341,150
Long-term derivative asset	219	-
Other non-current assets	31,041	10,477
Total assets	$2,531,795	$2,472,933

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$67,308	$40,347
Interest payable	12,660	2,594
Lease liabilities	684	697
Derivative liability	-	524
Convertible debentures	508,521	586,214
	589,173	630,376
Non-current liabilities
Long-term derivative liability	-	1,609
Other non-current liabilities	8,469	8,840
Total liabilities	$597,642	$640,825
Total equity	1,934,153	1,832,108
Total liabilities and equity	$2,531,795	$2,472,933

Liquidity and Capital Resources

Debentures

On September 22, 2023, NexGen announced the closing of a private placement (the "2023 Private Placement") of US$110 million in aggregate principal amount of 9.0% (6% cash, 3% Shares) unsecured convertible debentures (the "2023 Debentures") with Queen's Road Capital Investment Ltd. ("QRC") and Washington H Soul Pattinson and Company Limited ("WHSP"). As at November 9, 2026, the US$110 million 2023 Debentures were no longer outstanding as they have been converted into common shares of the Company.

NexGen Energy Ltd. Management’s Discussion and Analysis for the three and nine months ended September 30, 2026
(expressed in thousands of Canadian dollars, except as noted)

On May 28, 2024, NexGen issued US$250 million in aggregate principal amount of 9.0% (6% cash, 3% Shares) unsecured convertible debentures (the "2024 Debentures" and together with the 2023 Debentures, the "Debentures"), as consideration for the purchase of approximately 2.7 million lbs of natural uranium concentrate (U3O8) in accordance with a binding term sheet with MMCap International Inc. SPC ("MMCap").

2025 Global Offering

On October 15, 2025, the Company closed the Global Offering totaling approximately A$1 billion, comprised of an equity financing pursuant to an underwriting agreement with the North American Underwriters, under which the North American Underwriters agreed to buy on a bought deal basis 33,112,583 Shares at a price of C$12.08 for gross proceeds of approximately C$400 million, and pursuant to an amended and restated underwriting agreement with the Australian Underwriter under which the Australian Underwriter agreed to fully underwrite an offering of 45,801,527 Shares to be settled as CDIs at a price of A$13.10 translated at an exchange rate of C$1.00 = A$1.0850, for gross proceeds of approximately A$600 million.

The following table sets forth a comparison of the disclosure regarding NexGen's estimated use of proceeds from the Global Offering in its final short form prospectus dated October 9, 2025, which is available on SEDAR+ at www.sedarplus.ca, and its actual use of such funds as at September 30, 2026:

Activity or Nature of Expenditure	Estimated Use of Net Proceeds of the Global Offering ($000s)	Actual Use of Net Proceeds ($000s)
Engineering	$75,000	$16,625
Rook I Pre-Production Capital Costs	$744,000	$74,309
General Corporate Purposes	$84,728	$-
Total[1]	$903,728	$90,934

1 The net proceeds reflect the aggregate gross proceeds of $948.6 million after deducting underwriters' fees and transaction expenses of $44.9 million.

Working Capital and other Non-IFRS Accounting Standards Measures

NexGen had a working capital surplus of $248.4 million, including the Debentures, as at September 30, 2026 (December 31, 2025 - surplus of $517.3 million), $567.2 million of cash on hand as at September 30, 2026 (December 31, 2025 - $802.6 million) and $254.4 million of short-term investments as at September 30, 2026 (December 31, 2025 - $321.1 million). The Company currently has sufficient cash to fund ongoing construction activities inclusive of current operating and administration costs. In addition, the Company held 2.7 million lbs of U3O8 at a cost of $341.2 million as at September 30, 2026 (December 31, 2025 - $341.2 million).

NexGen Energy Ltd. Management’s Discussion and Analysis for the three and nine months ended September 30, 2026
(expressed in thousands of Canadian dollars, except as noted)

Excluding the Debentures from working capital, and including the strategic inventory of 2.7 M lbs of U3O8, the Company had an adjusted working capital surplus of $1,098.1 million. Working capital and adjusted working capital are non-IFRS Accounting Standards financial measures used by management to monitor the Company's liquidity and ability to fund its operations. Management believes that providing such information to securities analysts, investors, and other interested parties who frequently use non-IFRS Accounting Standards measures such as working capital and adjusted working capital in the evaluation of issuers will allow them to better compare NexGen's liquidity and capital resources against others in its industry on a period-by-period basis.

	September 30, 2026	December 31, 2025
Current assets	$837,553	$1,147,626
Current liabilities	589,173	630,376
Working capital	$248,380	$517,250
Strategic inventory	341,150	341,150
Debentures	508,521	586,214
Adjusted working capital	$1,098,051	$1,444,614

The decrease in working capital of $268.9 million from December 31, 2025 to September 30, 2026 was primarily attributable to expenditures incurred to advance the Rook I Project and an increase in the fair value of the Debentures, offset by a partial conversion of the Debentures.

Change in Cash Position

The net change in cash position at September 30, 2026, from December 31, 2025, was a decrease of $235.4 million, primarily attributable to $99.8 million of exploration expenditures in connection with the development of the Rook I Project prior to the receipt of the Licence and 2026 exploration drilling, $159.5 million associated with the development of the Rook I Project including detailed engineering, procurement and construction activities, $16.9 million of advances made for the Rook I Project construction, an investment in IsoEnergy of $25.0 million, cash used in operating activities of $51.0 million, additional short-term investments of $100.0 million, and $16.0 million of Debenture interest payments made in June and September 2026, offset by proceeds from redemption of short-term investments of $170.0 million and $63.0 million of proceeds from the exercise of stock options.

Capital Management

The Company manages its capital structure, and adjusts it, based on the funds available to the Company, to support the construction of the Rook I Project and the exploration and evaluation of its other mineral properties. To effectively manage the entity's capital requirements, the Company has in place planning, budgeting and forecasting processes to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. In the management of capital, the Company considers all components of equity and debt, net of cash, and is dependent on third-party financing, whether through debt, equity, or other means. Although the Company has been successful in raising funds to date, there is no assurance that the Company will be successful in obtaining the required financing in the future or that such financing will be available on terms acceptable to the Company.

With the Rook I Project now in construction phase, the Company's capital management objective is to maintain sufficient liquidity and access to capital to execute the Project safely, with consideration to the cost of capital and preserving financial flexibility. The Company has historically relied on the equity markets and convertible debentures to fund its activities and will continue to require additional financing to fund construction of the Rook I Project to completion, as well as planned exploration. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it determines that there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

NexGen Energy Ltd. Management’s Discussion and Analysis for the three and nine months ended September 30, 2026
(expressed in thousands of Canadian dollars, except as noted)

The Company is not subject to externally imposed capital requirements. There were no changes in the Company's approach to capital management during the period ended September 30, 2026.

Contractual Obligations and Commitments

The Company's significant undiscounted commitments at September 30, 2026, are as follows (the Debentures are classified as a current liability due to the adoption of amendments to IAS 1, however there is no obligation to cash settle these in the next twelve months).

Significant Undiscounted Obligations and Commitments as at September 30, 2026

	Less than 1 year	1 to 3 years	4 to 5 years	Over 5 years	Total
Accounts payable and accrued liabilities	$67,308	$-	$-	$-	$67,308
Interest payable	12,660	-	-	-	12,660
Convertible debentures	508,521	-	-	-	508,521
Lease liabilities	1,411	2,898	1,327	719	6,355
	$589,900	$2,898	$1,327	$719	$594,844

Summary of Quarterly Results

Summary of Quarterly Results (Unaudited)

	For the three months ended
$000s except per share amounts	Sep 30	Jun 30	Mar 31	Dec 31
	2026	2026	2026	2025
Finance income	5,709	6,862	7,658	7,316
Net income (loss)	(22,265)	74,545	(156,031)	(42,829)
Basic earnings (loss) per share	(0.03)	0.11	(0.24)	(0.07)
Diluted earnings (loss) per share	(0.06)	(0.02)	(0.24)	(0.07)

	For the three months ended
$000s except per share amounts	Sep 30	Jun 30	Mar 31	Dec 31
	2025	2025	2025	2024
Finance income	2,912	3,505	4,085	6,021
Net income (loss)	(129,220)	(86,693)	(50,935)	(66,387)
Basic earnings (loss) per share	(0.23)	(0.14)	(0.09)	(0.11)
Diluted earnings (loss) per share	(0.23)	(0.14)	(0.09)	(0.11)

NexGen does not derive any revenue from its operations except for interest income from its cash. Its primary focus is the development of the Rook I Project, together with continued exploration of its portfolio of uranium properties, including PCE. in addition to the acquisition, exploration, evaluation and development of resource properties.

The fluctuations in income (loss) between quarters are mainly the result of non-cash charges, including mark-to-market gains or losses recognized on the fair value re-valuation of the Debentures each quarter driven primarily by the price of the Shares with any changes in the fair value being recognized in the income (loss) for the quarter, and interest expense on the Debentures.

Interest income recorded as finance income has fluctuated depending on cash balances available to generate interest and the earned rate of interest.

NexGen Energy Ltd. Management’s Discussion and Analysis for the three and nine months ended September 30, 2026
(expressed in thousands of Canadian dollars, except as noted)

The income (loss) per period has also fluctuated depending on the Company's activity level and periodic variances in certain items. Quarterly periods are therefore not comparable due to the nature and timing of exploration and development activities.

Related Party Transactions

Compensation of Key Management and Directors

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Short-term compensation(1)	$804	$777	$9,654	$2,327
Share-based payments(2)	29,446	9,955	44,564	16,641
Consulting fees(3)	32	32	97	97
	$30,282	$10,764	$54,315	$19,065

(1) Short-term compensation to key management personnel for the three and nine months ended September 30, 2026 amounted to $804 and $9,654 (2025 - $777 and $2,327) of which $698 and $9,338 (2025 - $677 and $2,026) was expensed and included in salaries, benefits, and directors' fees on the statement of net loss and comprehensive loss and $106 and $316 (2025 - $100 and $301) was capitalized to mineral property, plant and equipment.

(2) Share-based payments to key management personnel for the three and nine months ended September 30, 2026 amounted to $29,446 and $44,564 (2025 - $9,955 and $16,641) of which $29,446 and $44,421 (2025 - $9,788 and $16,145) was expensed and $nil and $143 (2025 - $167 and $496) was capitalized to mineral property, plant and equipment.

(3) The Company used consulting services from Flying W Consulting Inc., which is associated with Brad Wall, a director of the Company in relation to advice on corporate matters for the three and nine months ended September 30, 2026 amounting to $32 and $97 (2025 - $32 and $97) pursuant to a consulting contract providing for a monthly service fee of $11 and terminable upon three months' notice.

The Company received rental income for shared office space from IsoEnergy for the three and nine months ended September 30, 2026, of $nil and $nil (2025 - $nil and $6).

On January 27, 2026, the Company participated in IsoEnergy's non-brokered private placement with the purchase of 1,666,667 common shares at a price of $15.00 per share for total consideration of $25.0 million.

On February 28, 2025, the Company participated in IsoEnergy's non-brokered private placement with the purchase of 2.5 million common shares at a price of $2.50 per share for total consideration of $6.3 million. On June 24, 2025, the Company participated in IsoEnergy's bought deal financing by purchasing 1.2 million common shares at a price of $10.00 per share for total consideration of $12.0 million. On March 20, 2025, IsoEnergy completed a 1-for-4 common share consolidation.

As at September 30, 2026, there was $11 (December 31, 2025 - $43) included in accounts payable and accrued liabilities owing to Flying W Consulting Inc. for consulting services.

Outstanding Share Data

The authorized capital of NexGen consists of an unlimited number of Shares and an unlimited number of preferred shares. As at November 9, 2026, there were 688,034,761 Shares, 45,985,100 stock options with exercise prices ranging between $5.31 and $13.32, representing 6.7% of the total issued and outstanding Shares, and no preferred shares issued and outstanding.

NexGen Energy Ltd. Management’s Discussion and Analysis for the three and nine months ended September 30, 2026
(expressed in thousands of Canadian dollars, except as noted)

Outstanding Convertible Debentures

On May 28, 2024, NexGen entered into an agreement with MMCap in connection with the issuance of the 2024 Debentures as consideration for the purchase of approximately 2.7 million lbs of natural uranium concentrate (U3O8). In addition, the Company entered into an investor rights agreement with MMCap, which includes voting alignment, standstill, transfer restriction, and anti-hedging covenants that will apply (subject to certain exceptions) unless and until there is a change of control of the Company. The 2024 Debentures carry a 9% coupon (6% cash, 3% Shares), have a maturity date of May 29, 2029, and are convertible at the holder's option at a conversion price of US$10.73 into a maximum of 23,299,161 Shares of NexGen. The Company will be entitled, on or after the third anniversary of the issuance of the 2024 Debentures, at any time the 20-day volume-weighted average trading price of the Company's Shares on the NYSE exceeds 130% of the conversion price, to redeem, prior to maturity, the 2024 Debentures at par plus accrued and unpaid interest. As at November 9, 2026, US$250 million of the principal of the 2024 Debentures remain outstanding.

Convertible Debenture	Principal	Conversion Price	Type of shares issuable upon conversion	Number of shares issuable upon conversion
2024 Debentures	US$250 million	US$10.73	Shares	23,299,161

Off-Balance Sheet Arrangements

In connection with future decommissioning and reclamation costs, the Company provided financial assurances of $6.2 million in the form of a surety bond to satisfy current exploration regulatory requirements in 2025. In Q2 2026, in connection with future construction-related decommissioning and reclamation costs, the Company provided financial assurances of $9.3 million in the form of a surety bond to satisfy current mine development regulatory requirements.

NexGen has not entered into any other material off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative instrument obligations, or with respect to any obligations under a variable interest entity arrangement.

Segment Information

The Company operates in one reportable segment, being the acquisition, exploration and development of uranium properties. All of the Company's development and exploration and evaluation assets are located in Canada.

Accounting Policy Overview

Critical Accounting Policies and Judgments

The critical judgments that the Company's management has made in the process of applying the Company's accounting policies, apart from those involving estimations, that have the most significant effect on the amounts recognized in the Company's consolidated financial statements include determination of commercial viability and technical feasibility of the Project, impairment of mineral property, plant and equipment, exploration and evaluation assets, strategic inventory, share-based payments and impairment and reversal assessment of investment in associate. Refer to the Interim Statements and Annual Financial Statements for further detail of the Company's critical accounting estimates.

NexGen Energy Ltd. Management’s Discussion and Analysis for the three and nine months ended September 30, 2026
(expressed in thousands of Canadian dollars, except as noted)

Key Sources of Estimation Uncertainty

The preparation of consolidated financial statements in conformity with IFRS Accounting Standards requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company's assets and liabilities include mineral property, plant and equipment, exploration and evaluation assets, strategic inventory, convertible debentures, and share-based payments. Refer to the Annual Financial Statements for further details of the Company's critical accounting estimates.

Changes in Accounting Policies including Initial Adoption

The Company has had no significant changes in accounting policies to date in 2026, except the addition of assets under construction, borrowing costs and amendments to IFRS 9 and 7 (refer to Note 3b) of the Interim Statements). Refer to the Annual Financial Statements for further details of the Company's accounting policies.

Financial Instruments and Risk Management

The Company's financial instruments consist of cash, short-term investments, amounts receivable, lease receivable, accounts payable and accrued liabilities, derivatives and the Debentures.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values.

The three levels of the fair value hierarchy are:

• Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities;

• Level 2 - inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

• Level 3 - inputs that are not based on observable market data.

The Company's cash, short-term investments, amounts receivable, accounts payable and accrued liabilities, and lease receivable are classified as Level 1 as the fair values of the Company's cash, short-term investments, amounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature and the lease receivable's fair value is equal to its carrying value.

The Debentures are re-measured at fair value at each reporting date with any change in fair value recognized in the consolidated statement of net loss with the exception that under IFRS 9, the change in fair value that is attributable to change in credit risk is presented in other comprehensive loss. The Debentures are classified as Level 2.

The derivatives consist of foreign currency derivatives and are measured using a market approach, based on the difference between contracted foreign exchange rates and quoted forward exchange rates as of the reporting date. As of September 30, 2026, restricted cash of $5.3 million in respect of open foreign exchange contracts (refer to "Foreign Currency Risk" below) is included in other non-current assets. The foreign currency derivatives are classified as Level 2.

NexGen Energy Ltd. Management’s Discussion and Analysis for the three and nine months ended September 30, 2026
(expressed in thousands of Canadian dollars, except as noted)

Risk Factors

Readers of this MD&A should give careful consideration to the information included or incorporated by reference in this document and the Interim Statements. For further details of risk factors, please refer to the most recent Annual Information Form, and the Annual Financial Statements and associated management's discussion and analysis, each filed on SEDAR+ at www.sedarplus.ca, and the below discussions.

Financial Risks

The Company is exposed to varying degrees of a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of counterparty limits and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments potentially subject to credit risk are cash, short-term investments, amounts receivable, lease receivable, restricted cash, and deposits. The Company holds cash, short-term investments and restricted cash with large Canadian financial institutions. The Company's amounts receivable consists of input tax credits receivable from the Government of Canada. The lease receivable is secured by the leased equipment. Accordingly, the Company does not believe it is subject to significant credit risk.

The Company's maximum exposure to credit risk is as follows:

	September 30, 2026	December 31, 2025
Cash	$567,172	$802,578
Short-term investments	254,398	321,084
Accounts receivable	5,926	2,232
Lease receivable	2,605	2,989
Restricted cash	5,266	8,000
Deposits	2,653	-
	$838,020	$1,136,883

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital to meet short-term obligations. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at September 30, 2026, NexGen had cash of $567.2 million and short-term investments of $254.4 million to settle current liabilities of $589.2 million including the Debentures. Refer to "2025 Global Offering" under "Liquidity and Capital Resources" for further financing completed in October 2025.

In connection with future decommissioning and reclamation costs, the Company has provided financial assurances of $15.5 million in the form of surety bonds to satisfy current regulatory requirements.

Foreign Currency Risk

The functional currency of the Company and its subsidiaries is the Canadian dollar. The Company is affected by currency transaction risk and currency translation risk. Consequently, fluctuations of the Canadian dollar in relation to other currencies impact the fair value of financial assets, liabilities and operating results. Financial assets and liabilities subject to currency translation risk primarily include US dollar denominated cash, US dollar accounts payable and the Debentures. The Company maintains Canadian and US dollar bank accounts in Canada.

NexGen Energy Ltd. Management’s Discussion and Analysis for the three and nine months ended September 30, 2026
(expressed in thousands of Canadian dollars, except as noted)

The Company is exposed to foreign exchange risk on the Debentures. At maturity, the aggregate US$320 million principal amount of the Debentures is due in full, and prior to maturity, at a premium upon the occurrence of certain events. The Company holds a USD/CAD forward contract to hedge the balance of the foreign currency risk associated with the US dollar interest payments on the Debentures due to maturity. The forward contract has a notional amount of approximately $82.6 million (US$60 million), at an average rate of 1.3851, all of which will be settled in the next 1 to 3 years. The fair value of the forward contract is an asset of $0.4 million as at September 30, 2026.

As at September 30, 2026, the Company's US dollar net financial liabilities were US$357.0 million. Thus a 10% change in the Canadian dollar versus the US dollar exchange rates would give rise to a $50.8 million change in net loss and comprehensive loss.

While the Company's strategic inventory is not a financial instrument, the prices of uranium are quoted in US dollars and routinely traded in US dollars, and fluctuations in the Canadian dollar relative to the US dollar can significantly impact the valuation of the Company's physical uranium in Canadian dollars.

Equity and Commodity Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market. Accordingly, significant movements in equity prices may affect the valuation of the Debentures which may adversely impact its earnings.

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatility. Future declines in commodity prices may impact the valuation of long-lived assets. The Company closely monitors commodity prices of uranium, individual equity movements, and the stock market to determine the appropriate course of action, if any, to be taken by the Company.

Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company holds its cash in bank accounts that earn variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on the estimated fair value of the Company's cash balances as of September 30, 2026. The Company manages interest rate risk by maintaining an investment policy for short-term investments. This policy focuses primarily on preservation of capital and liquidity. The Company monitors the investments it makes and is satisfied with the credit rating of its banks. The Debentures in an aggregate principal amount of US$320 million, carry a fixed interest rate of 9.0% per annum and are not subject to interest rate fluctuations.

Other Risk Factors

The operations of the Company are speculative due to the high-risk nature of its business, which is the development and exploration of mining properties. For a comprehensive list of the risks and uncertainties facing the Company, please see "Risk Factors" in the Company's most recent Annual Information Form and below. These are not the only risks and uncertainties that NexGen faces. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair its business operations. These risk factors could materially affect the Company's future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

NexGen Energy Ltd. Management’s Discussion and Analysis for the three and nine months ended September 30, 2026
(expressed in thousands of Canadian dollars, except as noted)

Negative Operating Cash Flow and Dependence on Third Party Financing

The Company has no source of operating cash flow and there can be no assurance that the Company will ever achieve profitability. Accordingly, the Company is dependent on third-party financing to continue exploration and development activities on the Company's properties, maintain capacity and satisfy contractual obligations. Accordingly, the amount and timing of expenditures depends on the Company's cash reserves and access to third-party financing. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the Company's properties, including the Rook I Project, or require the Company to sell one or more of its properties (or an interest therein). In particular, there can be no assurance that the Company will have achieved profitability prior to the maturity date and may be required to finance the repayment of all or a part of the principal amount of the 2023 Debentures or 2024 Debentures. Failure to repay the Debentures in accordance with the terms thereof would have a material adverse effect on the Company's financial position.

In the long term, the Company's success will depend on continued exploration, development and mining activities on its existing properties, which will ultimately determine the Company's ability to achieve and maintain profitability and positive cash flow from operations, by developing the properties into profitable mining activities. The economic viability of mining activities, including the expected duration and profitability of the Rook I Project, has many risks and uncertainties. See "Other Risk Factors - General Inflationary Pressures" and "Other Risk Factors - Industry and Economic Factors that May Affect the Business" below.

Capital Intensive Operations and Uncertainty of Additional Financing

The Company's operations are capital intensive and future capital expenditures are expected to be substantial. The Company will require significant additional financing to fund its operations, including the development of the Rook I Project and associated mine construction costs. In the absence of such additional financing, the Company will not be able to fund its operations, which may result in delays, curtailment or abandonment of any one or all of its uranium properties. See "Other Risk Factors - Exploration and Development Risks" below.

Although the Company has been successful in raising funds to date, there is no assurance that the Company will be successful in obtaining required financing in the future or that such financing will be available on terms acceptable to the Company. The Company's access to third-party financing depends on several factors including the price of uranium, the results of ongoing exploration, the Company's obligations under the Debentures, a claim against the Company, a significant event disrupting the Company's business or uranium industry generally, or other factors that may make it difficult or impossible to obtain financing through debt, equity, or other means on favourable terms, or at all. As previously stated, failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the Company's properties, including the Rook I Project, or require the Company to sell one or more of its properties (or an interest therein).

The Price of Uranium and Alternate Sources of Energy

The price of the Company's securities is highly sensitive to fluctuations in the price of uranium. Historically, the fluctuations in these prices have been, and are expected to continue to be, affected by numerous factors beyond the Company's control. Such factors include, among others: demand for nuclear power; political and economic conditions in uranium producing and consuming countries; public and political response to a nuclear accident; improvements in nuclear reactor efficiencies; reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails; sales of excess inventories by governments and industry participants; and production levels and production costs in key uranium producing countries.

NexGen Energy Ltd. Management’s Discussion and Analysis for the three and nine months ended September 30, 2026
(expressed in thousands of Canadian dollars, except as noted)

In addition, nuclear energy competes with other sources of energy like oil, natural gas, coal and hydroelectricity. These sources are somewhat interchangeable with nuclear energy, particularly over the longer term. If lower prices of oil, natural gas, coal and hydroelectricity are sustained over time, it may result in lower demand for uranium concentrates and uranium conversion services, which, among other things, could lead to lower uranium prices. Growth of the uranium and nuclear power industry will also depend on continuing and growing public support for nuclear technology to generate electricity. Unique political, technological and environmental factors affect the nuclear industry, exposing it to the risk of public opinion, which could have a negative effect on the demand for nuclear power and increase the regulation of the nuclear power industry. An accident at a nuclear reactor anywhere in the world could affect acceptance of nuclear energy and the future prospects for nuclear generation.

All of the above factors could have a material and adverse effect on the Company's ability to obtain the required financing in the future or to obtain such financing on terms acceptable to the Company, resulting in material and adverse effects on its exploration and development programs, cash flow and financial condition.

Development and Operational Risks

Development-stage mining projects generally involve a high degree of risk which could adversely impact our success and financial performance as an operating mine. Development-stage projects typically require significant expenditure before production is possible and actual capital or operating costs may be materially different from estimated capital or operating costs. The risks and uncertainties inherent in development-stage activities include but are not limited to: general economic, market, competitive and business conditions; delays in construction and development of required infrastructure and variations from estimated or forecasted construction schedule; cost overruns due to, among other things, delays, changes to inputs or changes to engineering; accuracy of the estimated capital required to build and operate the project; technical complications, including adverse geotechnical conditions and other impediments to construction and development; difficulties in procuring or a failure to procure required supplies and resources to develop, construct and operate a mine; the ability to obtain regulatory approvals or permits on a timely basis or at all and, if obtained, the ability to comply with any conditions imposed by such regulatory approvals or permits and maintain such approvals and permits; a failure to develop or manage a project in accordance with expectations or to properly manage the transition to an operating mine; litigation and land title matters; accuracy of reserve and resource estimates; accuracy of engineering and changes in scope; accuracy of estimated metallurgical recoveries; accuracy of estimated plant throughput; adverse legal developments, including the imposition of new regulations or legislation; fluctuation in prevailing prices for uranium and other sources of energy which may affect the profitability of the project; community action or other disruptive activities by stakeholders; availability, supply and cost of power and water; weather or severe climate impacts; dependence on third parties for services and utilities; the interpretation of geological data obtained from drill holes and other sampling techniques; and government regulations, including regulations relating to prices, taxes and royalties. See also "Other Risk Factors - General Inflationary Pressures" and "Other Risk Factors - Industry and Economic Factors that May Affect the Business" below.

The Company's ability to develop and bring the Rook I Project into production is dependent upon the services of appropriately experienced personnel and/or third-party contractors who can provide such expertise and develop appropriate systems and processes required to efficiently develop and operate the Rook I Project. There can be no assurance that the Company will have available to it the necessary expertise when and if it brings the Rook I Project into production. See "Other Risk Factors - Reliance upon Key Management and Other Personnel" below.

NexGen Energy Ltd. Management’s Discussion and Analysis for the three and nine months ended September 30, 2026
(expressed in thousands of Canadian dollars, except as noted)

Exploration Risks

Exploration for mineral resources involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. The risks and uncertainties inherent in exploration activities include but are not limited to: general economic, market and business conditions; the regulatory process and actions; failure to obtain necessary permits and approvals; technical issues; new legislation; competitive and general economic factors and conditions; the uncertainties resulting from potential delays or changes in plans; the occurrence of unexpected events; and the Company's operational capacity to execute and implement its future plans. There is also no assurance that even if commercial quantities of ore are discovered that it will be developed and brought into commercial production, whether as expected or at all. The commercial viability of a mineral deposit once discovered is also dependent upon a number of factors, most of which are beyond the control of the Company and may result in the Company not receiving adequate return on investment capital; see "Other Risk Factors - Development and Operational Risks" above and "Other Risk Factors - Business Readiness, Transition to an Operating Mine and Remote Operations" below.

Business Readiness, Transition to an Operating Mine, and Remote Operations

As an exploration and development-stage mining company, NexGen faces significant risks in transitioning from exploration and development activities to an operational mine, including the need to establish and scale key systems, processes, and organizational capabilities. Successfully starting up operations requires the development of robust operational frameworks, supply chain logistics, technology integration, and management structures to support efficient production. The complexity of building out these critical functions introduces execution risk, and any inefficiencies, delays, or challenges in their implementation could impact the Company's ability to achieve stable operations, increase costs, and materially affect the Company's business and financial condition.

The Company's principal project activities are conducted in a remote and isolated region of northern Saskatchewan with limited access and infrastructure. As the Company advances construction and, ultimately, towards operations, the site's remoteness can amplify the consequences and costs of incidents and operational interruptions. In particular, medical response and emergency evacuation, logistics and supply chain continuity, weather-related access constraints, and contractor availability may be adversely affected by the site's isolation. These factors may increase the duration and cost of responding to incidents, contribute to business interruption, increase mitigation and operating costs, and materially adversely affect the Company's ability to execute its plans, as well as its business, results of operations, financial condition, or reputation.

Uninsurable Risks

Mining operations generally involve a high degree of risk. Exploration, development and production operations on mineral properties involve numerous risks, including but not limited to unexpected or unusual geological operating conditions, seismic activity, rock bursts, cave-ins, fires, floods, landslides, earthquakes and other environmental occurrences, and political and social instability, any of which could result in damage to, or destruction of life or property, environmental damage and possible legal liability. Although the Company believes that appropriate precautions to mitigate these risks are being taken, operations are subject to hazards such as equipment failure or failure of structures, which may result in environmental pollution and consequent liability.

NexGen Energy Ltd. Management’s Discussion and Analysis for the three and nine months ended September 30, 2026
(expressed in thousands of Canadian dollars, except as noted)

It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks because of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate the Company's future profitability and result in increasing costs and a decline in the value of the Shares. While the Company may obtain insurance against certain risks in such amounts as it considers adequate, the nature of these risks is such that liabilities could exceed policy limits or be excluded from coverage. The potential costs that could be associated with any liabilities not covered by insurance or in excess of insurance coverage may cause substantial delays and require significant capital outlays, thereby adversely affecting the Company's business and financial condition.

Reliance upon Key Management and Other Personnel

The Company relies on the specialized skills of management in the areas of mineral exploration, geology, project development and business negotiations and management. The loss of any of these individuals could have an adverse effect on the Company. The Company does not currently maintain key-man life insurance on any of its key employees. In addition, as the Company's business activity continues to grow, it will require additional key financial, administrative and qualified technical personnel. Although the Company believes that it will be successful in attracting, retaining and training qualified personnel, there can be no assurance of such success. If it is not successful in attracting, retaining and training qualified personnel, the efficiency of the Company's business could be affected, which could have an adverse impact on its future cash flows, earnings, results of operation and financial condition.

Even if appropriately skilled personnel and third-party contractors are secured, the timely and cost-effective completion of work will depend to a large degree on the satisfactory performance of such personnel and third-party contractors who will be responsible for different elements of the Company's exploration and development work, including the site and mine plan. If any of these personnel or third-party contractors do not perform to accepted or expected standards, the Company may be required to hire different personnel or contractors to complete tasks, which may impact schedules and add costs to the Rook I Project, which in some cases could be significant. A major contractor default, or the failure of the Company to properly manage contractor performance, could have an adverse impact on the Company's future cash flows, earnings, results of operations and financial condition.

Imprecision of Mineral Reserve and Resource Estimates

Mineral Reserve and Resource figures are estimates, and no assurances can be given that the estimated levels of uranium will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that its Mineral Resource estimate is well established and reflects management's best estimates, by their nature, Mineral Resource estimates are imprecise and depend, to a certain extent, upon geological assumptions based on limited data, and statistical inferences which may ultimately prove unreliable. Should the Company encounter mineralization or formations different from those predicted by past sampling and drilling, resource estimates may have to be adjusted.

NexGen Energy Ltd. Management’s Discussion and Analysis for the three and nine months ended September 30, 2026
(expressed in thousands of Canadian dollars, except as noted)

General Inflationary Pressures

General or market specific inflationary pressures, including international trade issues such as tariffs and import taxes, may affect labour, development, mining and other costs, which could have a material adverse effect on the Company's financial condition, results of operations and the capital expenditures required to advance the Company's business plans. There can be no assurance that any governmental action taken to control inflationary or deflationary cycles will be effective or whether any governmental action may contribute to economic uncertainty. Governmental action to address inflation or deflation may also affect currency values. Accordingly, inflation and any governmental response thereto may have a material adverse effect on the Company's business, results of operations, cash flow, financial condition and the price of the Shares.

Industry and Economic Factors that May Affect the Business

The business of mining for minerals involves a high degree of risk. NexGen is an exploration and development company and is subject to risks and challenges similar to companies in a comparable stage and industry. These risks include, but are not limited to: the challenges of securing adequate capital; exploration, development and operational risks inherent in the mining industry; changes in government policies and regulations; the ability to obtain the necessary permitting; and global economic and uranium price and exchange rate volatility, all of which are uncertain. The Company's expected mining activities may change as a result of any one or more of these risks and uncertainties and there is no assurance that any resources from which the Company extracts materials will result in profitable mining activities.

The underlying value of the Company's exploration and evaluation assets is dependent upon the existence and economic recovery of mineral reserves and is subject to, but not limited to, the risks and challenges identified above. Changes in future conditions could require material write-downs of the carrying value of the Company's exploration and evaluation assets. Certain of NexGen's properties are subject to various royalty agreements.

In particular, the Company does not generate revenue. As a result, the Company continues to be dependent on third-party financing to continue exploration and development activities on the Company's properties, maintain capacity and satisfy contractual obligations including servicing the interest payments due on the Debentures and repaying the principal amount thereof at maturity (or sooner in the event of redemption in accordance with the terms of the Debentures). Accordingly, the Company's future performance will be most affected by its access to financing, whether debt, equity or other means.

Access to such financing, in turn, is affected by general economic conditions, the price of uranium, exploration risks and the other factors described in the section entitled "Risk Factors" in the Company's most recent Annual Information Form.

Market Disruption and Geopolitical Risks

Recent geopolitical turmoil has contributed to elevated volatility in global energy, commodity and currency markets and the effects could be substantial and long-lasting. Global growth is widely forecasted to slow and the continued delay and uncertainty around interest rate cuts, inflation, the war in Ukraine, the Israel-Hamas war in Gaza and the U.S.-Israel war with Iran have added to this sentiment. The extent and duration of such events and resulting market disruptions cannot be predicted but could be substantial and could magnify the impact of other risks to the Company. These and other similar events could adversely affect global financial markets and lead to increased market volatility, reduced liquidity in the securities markets, significant negative impacts on issuers and the markets for certain securities and commodities and/or government intervention. They may also cause short or long-term economic uncertainties in Canada and the rest of the world, which may have a material adverse effect on the Company's business, results of operations, cash flow, financial condition and the price of the Shares.

NexGen Energy Ltd. Management’s Discussion and Analysis for the three and nine months ended September 30, 2026
(expressed in thousands of Canadian dollars, except as noted)

See also "Trading Price and Volatility of Shares" in the Company's most recent Annual Information Form, "Other Risk Factors - General Inflationary Pressures" and "Other Risk Factors - Industry and Economic Factors that May Affect the Business" above.

Potential Impact of Tariffs and Trade Restrictions

The imposition of tariffs and trade restrictions between Canada and the United States presents a risk to the Company and the global economy, which may have adverse effects on supply chains, capital expenditures, and operational costs. These tariffs, and any changes to these tariffs or imposition of any new tariffs, taxes or import or export restrictions or prohibitions, could have a material adverse effect on the Canadian economy, the Canadian mining industry and the Company. Furthermore, there is a risk that a broader trade war triggered by tariffs imposed by the United States on other countries could have a material adverse effect on the Canadian, United States and global economies, and by extension the Canadian mining industry and the Company. Higher capital and operating costs resulting from tariffs may negatively impact project economics, profitability, and production efficiency. Supply chain disruptions and delays in procuring essential equipment could also affect project timelines and operational efficiency. In addition, the imposition of tariffs and other trade restrictions may also exacerbate other risk factors such as currency fluctuations and general economic volatility. Tariffs could impact trade flows, investor sentiment, and monetary policy decisions, leading to greater fluctuations in the CAD/USD exchange rate. See also "Foreign Currency Risk" above. These impacts may have a material adverse effect on the Company's business, results of operations and financial condition.

Reliance on a Third Party for Storage of U3O8 Purchased

The U3O8 purchased in connection with the 2024 Debentures is held by a third-party storage provider (the "Storage Provider") pursuant to a storage contract that generally only allows for a book transfer of U3O8 between holders of accounts at such storage facility. Since the U3O8 held with the Storage Provider cannot physically be removed from the storage facility, except in limited specified circumstances, this could limit the number of potential buyers in the future.

In addition, the terms of the storage contract allow for the commingling of assets with ownership generally determined by book entry. Thus, if the Storage Provider were to become insolvent, or the Storage Provider or another third party were to seek to challenge the Company's beneficial ownership of U3O8 held by the Storage Provider, it may be difficult to not only access the storage facility but also to retrieve the Company's U3O8 from storage. Any such challenge, if successful in preventing or delaying the Company from transferring or retrieving its U3O8 from storage, could have a material adverse effect on the Company's business, results of operations or financial condition.

The Storage Provider's liability to the Company for breaches of the storage contract is limited to the cost of the affected U3O8 and excludes any indirect, special, economic, incidental and consequential losses. If the Company suffers such losses, it may have no recourse against the Storage Provider, which could have a material adverse effect on the Company's business, results of operations or financial condition.

The Company has the benefit of insurance arrangements obtained by a third party on standard industry terms to cover the loss of a portion of the physical uranium. There is no guarantee that insurance in favour of the Company will fully cover the Company in the event of loss or damage to U3O8. NexGen may be financially and legally responsible for losses and/or damages not covered by insurance. Such responsibility could have a material adverse effect on its business, results of operations or financial condition.

For further information on Risk Factors, refer to those set forth in the Company's most recent Annual Information Form, filed under the Company's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

NexGen Energy Ltd. Management’s Discussion and Analysis for the three and nine months ended September 30, 2026
(expressed in thousands of Canadian dollars, except as noted)

These are not the only risks and uncertainties that NexGen faces. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair its business operations. These risk factors could materially affect the Company's future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

Disclosure Controls and Internal Control Over Financial Reporting

Disclosure Controls and Procedures

Management maintains appropriate information systems, procedures and controls to provide reasonable assurance that information that is publicly disclosed is complete, reliable and timely. The Chief Executive Officer (the "CEO") and Chief Financial Officer (the "CFO") of the Company, along with the assistance of management under their supervision, have designed disclosure controls and procedures to provide reasonable assurance that material information relating to the Company is made known to the CEO and CFO, and have designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards.

Changes in Internal Controls

During the period ended September 30, 2026, there were no changes in the Company's internal control over financial reporting that materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

Limitations of Controls and Procedures

The Company's management, including the CEO and the CFO, believe that any control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Technical Disclosure

All scientific and technical information in this MD&A is derived from the Company's Rook I FS Technical Report. For details of the Rook I Project, including the key assumptions, parameters and methods used to estimate the updated Mineral Resource, please refer to the Rook I FS Technical Report filed under the Company's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

NexGen Energy Ltd. Management’s Discussion and Analysis for the three and nine months ended September 30, 2026
(expressed in thousands of Canadian dollars, except as noted)

All scientific and technical information in this MD&A has been reviewed and approved by Mr. Benjamin Morin, P.Eng., Director, Mine Technical Services, and Mr. Jason Craven, P.Geo., Vice President, Exploration for NexGen. Mr. Morin approved the scientific and technical information related to operational matters contained in this MD&A and Mr. Craven approved the scientific and technical information related to exploration matters contained in this MD&A. Mr. Morin and Mr. Craven are qualified persons as defined by NI 43-101. Mr. Craven has verified the sampling, analytical, and test data underlying the information or opinions contained herein by reviewing original data certificates and monitoring all data collection protocols.

All references in this MD&A to "Mineral Resource", "Inferred Mineral Resource", "Indicated Mineral Resource", "Measured Mineral Resource", "Mineral Reserve", "Proven Mineral Reserve" and "Probable Mineral Reserve" have the meanings ascribed to those terms by the Canadian Institute of Mining ("CIM"), Metallurgy and Petroleum, as the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council, as amended. The requirements of NI 43-101 are different than Securities and Exchange Commission disclosure requirements applicable to mineral reserves and mineral disclosure. Therefore, disclosure relating to Mineral Reserves and Mineral Resources contained herein is not comparable to disclosure by issuers required to comply with Securities and Exchange Commission disclosure requirements.

Approval

The Board approved the disclosure contained in this MD&A. A copy of this MD&A will be provided to anyone who requests it and can be located, along with additional information, including the Company's current Annual Information Form, on the Company's profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, on the ASX at www.asx.com.au or by contacting the Company's Corporate Secretary, located at Suite 3150, 1021 West Hastings Street, Vancouver, BC V6E 0C3 or at (604) 428-4112.